SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	June 30, 2006	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29
4 - NIRE (Corporate Registry ID) 53300005761

01.02 - HEADQUARTERS

1 - ADDRESS SCN – Qd 4 Bloco B Torre Oeste Sala 702A			2 - DISTRICT ASA NORTE
3 - ZIP CODE 70714-000	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE 3429-5600	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 61	12 - FAX 3429-5626	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Oscar Thompson
2 - ADDRESS SCN – Qd 4 Bloco B Torre Oeste SL 702A			3 - DISTRICT Asa Norte
4 - ZIP CODE 70714-000	5 - CITY BRASÍLIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE 3429-5600	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3429-5656	14 - FAX -	15 - FAX -
16 - E-MAIL oscar.thompson@telepart.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	3/31/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 373.525.127-72

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2006	2 - PREVIOUS QUARTER 03/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2005
Paid-up Capital
1 – Common	124,623,842	124,623,842	124,623,842
2 – Preferred	210,460,313	210,460,313	210,460,313
3 – Total	335,084,155	335,084,155	335,084,155
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY CELLULAR MOBILE TELEPHONY
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	4/27/2006	Dividend	4/28/2006	Preferred	0.0000155000

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1- ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A. 1	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 - DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	Total Assets	169,937	175,268
1.01	Current Assets	3,083	1,220
1.01.01	Cash and Cash Equivalents	1,732	9
1.01.02	Accounts Receivable	1,165	1,211
1.01.02.01	Taxes Recoverable	1,165	1,211
1.01.03	Inventories	0	0
1.01.04	Others	186	0
1.01.04.01	Prepayments and Other Assets	186	0
1.02	Long-Term Receivables	15,079	13,714
1.02.01	Sundry Credits	13,689	13,621
1.02.01.01	Deferred Income Tax and Social Contribution	12,301	12,260
1.02.01.02	PIS and COFINS Recoverable – Law 9,718/98	1,388	1,361
1.02.02	Credits with Related Parties	1,334	37
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,210	37
1.02.02.03	Other Related Parties	124	0
1.02.03	Others	56	56
1.03	Permanent Assets	151,775	160,334
1.03.01	Investments	151,426	159,963
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	151,426	159,963
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	349	371
1.03.03	Deferred Charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2	Total Liabilities	169,937	175,268
2.01	Current Liabilities	554	4,096
2.01.01	Loans and Financing	45	45
2.01.02	Debentures	0	0
2.01.03	Suppliers	233	601
2.01.04	Taxes, Charges and Contributions	0	0
2.01.05	Dividends Payable	249	3,405
2.01.06	Provisions	12	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	15	45
2.01.08.01	Accounts Payable – Hedge Operations	1	0
2.01.08.02	Other Liabilities	14	45
2.02	Long-Term Liabilities	7,302	78
2.02.01	Loans and Financing	6,084	11
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	1,110	67
2.02.05	Other	108	0
2.02.05.01	Accounts Payable – Hedge Operations	108	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	162,081	171,094
2.05.01	Paid-in Capital	84,851	84,851
2.05.02	Capital Reserve	49,540	49,540
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	26,924	26,924
2.05.04.01	Legal	7,500	7,500
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	11,856	11,856
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	7,568	7,568
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	766	9,779

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.118/0001-65

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	(10,311)	(19,606)	(1,558)	(4,974)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,453)	(3,712)	(1,672)	(3,475)
3.06.03	Financial	(321)	(269)	61	131
3.06.03.01	Financial Income	76	128	63	146
3.06.03.02	Financial Expenses	(397)	(397)	(2)	(15)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	(8,537)	(15,625)	53	(1,630)
3.07	Operating Profit	(10,311)	(19,606)	(1,558)	(4,974)
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxes/Profit Sharing	(10,311)	(19,606)	(1,558)	(4,974)
3.10	Provision for Inc. Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	1,298	2,540	1,379	2,801
3.12	Profit Sharing / Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	(9,013)	(17,066)	(179)	(2,173)

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.118/0001-65

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
	No. SHARES, EX-TREASURY (in thousands)	335,084,155	335,084,155	335,084,155	335,084,155
	EARNINGS PER SHARE
	LOSS PER SHARE	(0.00003)	(0.00005)	0.00000	(0.00001)

04.01 – NOTES TO THE FINANCIAL STATEMENTS

1 Operations

(a) Tele Norte Celular Participações S.A. is a publicly-held corporation acting as the holding company of Amazônia Celular S.A. Its stake in this operator on June 30 and on March 31, 2006 was 89.78% of the voting capital and 74.96% of the total capital.

The Company’s subsidiary holds five authorizations to provide cellular mobile services and all necessary or useful activities to carry out these services, in conformity with the authorizations hereto, in the states of Amapá, Amazonas, Maranhão, Pará and Roraima.

The services offered and the tariffs charged by the subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

On February 19, 2004, the subsidiary and ANATEL signed Authorization Instruments for migration to the Personal Mobile Service (SMP), which took effect as from publication of Act 42,671 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Maturity
Region 1 – radio frequencies of 800 MHz, 900 MHz and 1800 MHz
Sector 13 – Maranhão	April 2009
Sector 14 – Pará	March 2009
Sector 15 – Amapá	May 2009
Sector 16 – Amazonas	August 2009
Sector 17 – Roraima	July 2009

The radio frequency authorizations may be renewed for an additional 15-year term, with extensions subject to obligations.

(b) The subsidiary has been presenting operating losses after financial expenses, as well as negative net working capital. Thus, the subsidiary’s management has implemented several actions aiming to improve financial efficiency, pursuing to increase service revenues and to reduce unnecessary costs and expenses, as a means to ensure improvement in the subsidiary’s operating margin.

Additionally, the subsidiary has been reassessing its investment needs, focusing on maximizing the return on fixed assets and maintenance of its financial balance throughout the year. The results of such actions have enabled the subsidiary to obtain funds from financial institutions and extension of its loans and financing maturities. Among the several actions implemented in the first half of 2006, we highlight the “Me Liga” plan, which operates in two fronts:

            a) in subscriber retention; and

            b) in supporting the increase of service usage and, as a result, increase of revenue per user.

To enable the launch of this new plan, the subsidiary decided to anticipate investments and marketing expenses in the first semester of 2006. The subsidiary’s management believes that the aforementioned advances in investments and expenses shall enable the increase in revenues along the year, contributing for the improvement of 2006 operating results. Management also believes that cash flows provided by its operations, jointly with new loans and financings to be obtained from financial institutions, shall enable the subsidiary to perform its financial and operating obligations throughout 2006.

(c) At the Extraordinary General Meeting held on March 20, 2006, the shareholders resolved to remove from office certain members of the Board of Directors. On the same date, the Board of Directors resolved by unanimous vote to remove from office the Board of Executive Officers, electing, in replacement, Mr. Oscar Thompson to occupy the positions of Chief Executive Officer and Investor Relations Officer, cumulating the duties of Chief Financial Officer, and Mr. Marcus Roger Meireles Martins da Costa, to the position of Human Resources Officer. The new members of the Board of Executive Officers were invested in office on March 20, starting then to manage the corporate businesses.

(d) As part of the resources sharing agreement signed in March 2003 and mentioned in Note 3(b), all the Company’s bookkeeping services and the execution of financial activities are carried out by professionals allocated at the headquarters of our affiliate, Telemig Celular S.A. Therefore, the present quarterly information was substantially prepared based on the information provided by Telemig Celular S.A

2 Significant Accounting Practices (Company and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the parent company Tele Norte Celular Participações S.A., direct subsidiary Amazônia Celular S.A. and special purpose entities mentioned in Note 19, proportionally to the stake held in these entities. The consolidation process of equity and results accounts corresponds to the sum of balances of assets, liabilities, revenues and expenses accounts of the companies, according to the nature of each balance, supplemented by eliminations (i) of capital interest, reserves and results accumulated maintained among companies; (ii) balances of current accounts and other balances composing assets and/or liabilities, maintained among companies and; (iii) identification of minority shareholders’ interest.

In the preparation of quarterly information it is necessary to use estimatives to account for certain assets, liabilities and other transactions. The Company’s quarterly information includes, therefore, estimatives referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts, and other similar items. The actual results may differ from the estimates.

The quarterly information is being presented in thousands of reais, except as otherwise indicated.

(b) Cash and cash equivalents

Mainly comprise highly liquid temporary investments. The investment funds are stated based on the quota value of each fund on the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c) Accounts receivable

Mainly represented by services and products billed to subscribers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the subsidiary’s operations network by subscribers from other telecommunications carriers.

(d) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record an allowance for the subsidiary’s doubtful accounts when the recovery of a receivable is considered unlikely.

(e) Inventories

Mainly comprise mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the replacement cost or realization value.

(f) Investment in subsidiary

Recorded by the equity accounting method, calculated on the net income for the year and other equity variations of the subsidiary.

(g) Property, plant and equipment

Are stated at acquisition and/or construction cost, less accumulated depreciation. Depreciation is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

The subsidiary reviews the recovery value of property, plant and equipment by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value. When this occurs, the subsidiary reduces the net book value to the recovery value. No provision was deemed necessary on June 30 and on March 31, 2006.

Interest and financial charges on loans and financing obtained for investment in the subsidiary’s construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first half of 2006 and 2005, no interest and financial charges were capitalized.

(h) Other assets

Other current assets and long-term receivables are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(i) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses are recognized immediately in the results.

(j) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the expected value of tax benefit realization related to the goodwill acquired from the company by means of a reorganization process, tax losses, negative calculation basis of social contribution, and on temporary differences arising mainly from allowance for doubtful accounts receivable, the provision for contingencies and provision for accounts payable - hedge operations, as shown in Note 4.

(k) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors and of management, to cover probable losses resulting from tax, civil and labor claims.

(l) Other liabilities

Other current and long-term liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(m) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the tariff prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively rendered. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or distributor.

(n) Pension plan

The subsidiary participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution 371/2000.

(o) Employees’ profit sharing

The Company and the subsidiary record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

3 Related-Party Transactions

	Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Assets

Current Assets – Accounts receivable:
Telemig Celular S.A.	-	-	53	58
Brasil Telecom S.A.	-	-	1,391	1,242

	-	-	1,444	1,300

Long-term Receivables:
Telemig Celular Participações S.A.	-	-	184	-
Telemig Celular S.A.	124	-	-	-
Amazônia Celular S.A.	1,210	37	-	-

	1,334	37	184	-

Liabilities

Current Liabilities – Suppliers
Telemig Celular S.A.	-	-	679	44
Brasil Telecom S.A.	-	-	2,356	1,897

	-	-	3,035	1,941

Long-term Liabilities
Telemig Celular S.A.	-	60	1,361	1,856
Telemig Celular Participações S.A.	1,110	7	1,128	145

	1,110	67	2,489	2,001

		Company	Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Accumulated Results

Service revenue:
Telemig Celular S.A.	-	-	318	250
Brasil Telecom S.A.	-	-	6,797	7,206

	-	-	7,115	7,456

Revenue (expense) from sharing of
resources:
Amazônia Celular S.A.	1,879	2,266	-	-
Telemig Celular S.A.	(238)	(364)	(5,016)	(5,518)
Telemig Celular Participações S.A.	-	-	(647)	(1,869)

	1,641	1,902	(5,663)	(7,387)

The Company carries out transactions with its subsidiary and other related parties concerning certain services, described below. Related-party transactions are carried out under conditions agreed among parties.

The amounts related to revenue from sharing of resources correspond to amounts calculated by Telemig Celular S.A. and Amazônia Celular S.A. However, such amounts are object of divergence between the Company and such Related Parties, being therefore subject to adjustments.

(a) Roaming Agreements

The subsidiary is a member of the Brazilian roaming committee of mobile operators, which includes the subsidiary of affiliated company Telemig Celular Participações S.A. (Telemig Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, the subsidiary, Telemig Celular S.A. and other mobile operators facilitate roaming to their respective subscribers.

Accounts receivable and payable, as well as service revenues with Telemig Celular S.A., refer to the pass-through of the additional call and transfer of the operators’ subscribers in roaming mode.

(b) Sharing of resources

On March 20, 2003, Tele Norte Celular Participações S.A., its subsidiary company (Amazônia Celular S.A.) and the affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A. entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies held on March 19, 2003.

The balances recorded in long-term receivables and long-term liabilities are, exclusively, related to the resource sharing and jointly owned unit creation agreement mentioned above.

In accordance with Note 3 above, the amounts related to revenue from sharing of resources correspond to amounts calculated by Telemig Celular S.A. and Amazônia Celular S.A. However, such amounts are object of divergence between the Company and such Related Parties, being therefore subject to adjustments.

(c) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the subscribers of the subsidiary started to use CSP in domestic (VC2 and VC3) and international long-distance calls from their mobiles, in conformity with the Personal Mobile Service (SMP) rules.

Accounts payable to Brasil Telecom S.A. refer to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the CSP of Brasil Telecom. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of the subsidiary’s network in such long-distance calls.

4 Income tax and social contribution

(a) Deferred income tax and social contribution

Deferred income tax and social contribution assets have the following nature:

	Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Deferred income tax
Tax loss	21 ,467	20,543	28,263	24,982
Allowance for doubtful accounts	-	-	10,620	10,167
Provision for contingencies	-	-	19,042	17,952
Goodwill (CVM Instruction 349)	12,636	13,560	12,636	13,560
Provision for accounts payable –
hedge operations	-	-	10,911	13,086
Provision for accounts payable	-	-	3,479	3,360
Provision for profit sharing	-	-	546	1,345
Other expenses	77	46	1,657	1,314

	34,180	34, 149	87,154	85,766

Deferred social contribution
Negative calculation basis	7,729	7,396	11,292	9,272
Allowance for doubtful accounts	-	-	3,823	3,660
Provision for contingencies	-	-	612	698
Goodwill (CVM Instruction 349)	4,549	4,882	4,549	4,882
Provision for accounts payable –
hedge operations	-	-	3,928	4,711
Provision for accounts payable	-	-	1,253	1,210
Provision for profit sharing	-	-	227	484
Provision for loss on investment	-	-	554	554
Other expenses	50	40	590	496

	12,328	12,318	26,828	25,967

	46,508	46,467	113,982	111,733
Provision for losses	(34,207)	(34,207)	(34,207)	(34,207)

	12,301	12,260	79,775	77,526

Pursuant to CVM Instruction 371/2002, the Company and subsidiary’s management, at the end of 2005, prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of taxable income generation by the Company and by the subsidiary, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Company and subsidiary’s Board of Directors on March 16 and 15, 2006, respectively, and examined by the Fiscal Council on the same dates.

Additions to income tax balances over tax losses and social contribution over negative basis, in the quarter ended June 30, 2006, refer to tax benefit from goodwill realization classified in the statement of income under general and administrative expenses. These additions are offset with unrealized tax benefit reductions over goodwill, not affecting, therefore, the deferred income tax and social contribution total balance.

Except for goodwill realization, the Company did not constitute new deferred income tax and social contribution credits over tax losses and negative basis. Tax credits not registered amounted to R$5,514, as of June 30, 2006.

The aforementioned studies will be reviewed by the end of 2006, and the results of such revisions will be reflected in the corresponding financial statements. Company’s and subsidiary’s management did not identify changes that could cause significant impacts on the conclusion of this study at the end of second quarter 2006.

The credits relating to the temporarily non-deductible provisions, mainly tax contingencies and doubtful accounts, will be realized as the corresponding issues are concluded.

According to the projections made by the Company’s and subsidiary’s management, long-term deferred income tax and social contribution will be realized in the following years:

	Company	Consolidated

2008	116	585
2009	2,337	5,019
2010	817	16,668
2011	1,016	7,611
2012	1,357	8,725
2013 to 2015	6,658	41,167

Total payable in 10 years	12,301	79,775

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the Company and its subsidiary’s future results.

(b) Reconciliation of income tax and social contribution in the income statement

The amounts of the income tax and social contribution shown in the quarterly results are reconciled to their amounts at the nominal rate as below:

	Parent Company			Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Income before income tax and
social contribution	(19,606)	(4,974)	(35,977)	(6,731)
(-) Equity accounting	15,625	1,630	-	-
(-) Amortization provision for shareholders’ equity
integrity	(4,882)	(4,882)	(4,882)	(4,882)
Permanent additions (exclusions), net	36	(12)	(792)	189

Calculation basis	(8,828)	(8,238)	(41,651)	(11,424)

Income tax and social contribution (34%)	3,001	2,801	14,162	3,884
Income tax and social contribution over tax loss and
negative calculation basis not constituted	(474)	-	(474)	-
Tax incentives	-	-	-	130
Adjustment – 2006 deferred income tax	-	-	-	-
Reversal of previous year – current income tax and
social contribution	13	-	4	-

Benefit of income tax and
social contribution	2,540	2,801	13,692	4,014

5 Cash and Cash Equivalents

		Company	Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Cash and banks	75	8	653	1,192
Financial investments
Fixed-income securities – substantially
Federal government securities	-	-	27,421	47,029
Investment funds	1,538	-	-	-
Other highly liquid investments	119	1	7,704	186

	1,732	9	35,778	48,407

On June 30 and on March 31, 2006, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds – FIC” (exclusive), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 19.

On June 30 and on March 31, 2006, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

On June 30 and on March 31, 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

6 Accounts Receivable

		Consolidated

	06.30.06	03.31.06

Telecommunications services	121,772	116,377
Handsets and accessories sales	15,432	13,490

	137,204	129,867
Allowance for doubtful accounts	(41,050)	(39,199)

	96,154	90,668

On June 30 and on March 31, 2006, accounts receivable from telecommunications services also included amounts receivable from subscribers relating to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service (SMP) rules.

On June 30 and on March 31, 2006, the subsidiary had overdue accounts receivable from telephony operators in the amount of approximately R$15,912 (March 31, 2006 – R$19,100), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by the subsidiary totaling R$10,465 (March 31, 2006 – R$9,585) due to the lack of collection in portion of the referred overdue amounts. The subsidiary management considers that the recovery of overdue amounts is probable.

7 Inventories

		Consolidated

	06.30.06	03.31.06

Handsets and accessories	22,429	17,806
Provision for adjustment to market value	(5,920)	(4,276)

	16,509	13,530

8 PIS and COFINS Recoverable – Law 9,718/98 (short and long-term)

In 2005, the Company and its subsidiary were successful in the actions that questioned the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by paragraph 1, Article 3 of Law 9,718 of November 27, 1998. Accordingly, considering that the decisions are final and unappealable, the Company and the subsidiary recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$1,343 and R$9,066, respectively. The restated value of these credits on June 30, 2006 is R$1,388 for the Company (March 31, 2006 – R$1,361) and R$9,387 (March 31, 2006 – R$9,197) for the subsidiary, totaling R$10,775 (March 31, 2006 – R$10,558) in the consolidated. The credits are recorded in the item “PIS and COFINS Recoverable – Law 9,718/98” under Company’s long-term receivables of the Company and under subsidiary’s current assets.

9 ICMS recoverable – property, plant and equipment (long-term)

This refers to ICMS recoverable, to be offset as from July, 2007 at 1/48 per month, relating to the credits arising from the acquisition of equipment by the subsidiary for property, plant and equipment, in conformity with Complementary Law 102 of July 11, 2000.

10 Investment in subsidiary (Company)

(a) Details of the stake in subsidiary Amazônia Celular S.A. may be summarized as below:

		Company

	06.30.06	03.31.06

Capital stock	231,431	231,431
Shareholders’ equity	202,013	213,402
Capital stock interest	74.96%	74.96%
Voting capital interest	89.78%	89.78%
Number of shares held (in thousands)
Preferred	5,935,415	5,935,415
Common	5,098,287	5,098,287

	06.30.06	06.30.05

Net loss for the period (year to date)	(20,844)	(2,174)
Equity accounting (year to date) derived
From company results	(15,625)	(1,630)

(b) Investment breakdown in the quarter

06.30.06

Balance on March 31, 2006	159,963
Equity accounting	(8,537)

Balance on June 30, 2006	151,426

(c) Other information

The quarterly information of the subsidiary was reviewed by the same independent auditors of the company.

11 Property, Plant and Equipment

	Consolidated

	06.30.06				03.31.06

	Annual
	depreciation		Accumulated	Net	Net
	rate - %	Cost	depreciation	amount	amount

Equipment and transmission means	12.5 to 20.0	439,373	315,285	124,088	131,208
Switching and control centers	12.5 to 20.0	211,833	112,821	99,012	104,983
Power supply equipment	20.0	28,046	22,679	5,367	5,570
Buildings	5.0	11,324	7,030	4,294	4,722
Towers and other support and protection devices	10.0	38,220	18,800	19,420	20,275
Software	20.0	109,424	70,752	38,672	42,428
Information technology equipment	20.0	19,110	15,266	3,844	4,356
Terminal equipment	20.0	1,470	1,457	13	26
Other assets	10.0 to 20.0	63,410	24,927	38,483	31,613

Total assets and facilities in service		922,210	589,017	333,193	345,181
Assets and facilities in progress		51,203	-	51 ,203	56,432

		973,413	589,017	384,396	401,613

In November 2004, the subsidiary started the technology migration of its mobile network to the GSM/EDGE standard. The subsidiary maintains the TDMA standard with the same quality, coverage and services, and doesn’t expect reduction in the useful life of the equipment, transmission plant and switching and control centers of the TDMA network, taking into consideration the expected migration pace of subscribers to GSM.

At the time of technology migration, the subsidiary’s management assessed the amount of the TDMA network equipment recovery through its future operations, based on future cash flows discounted at present value and concluded that no provision for obsolescence would be necessary. Substantially, all the TDMA network assets shall be fully depreciated until the end of 2008.

Consolidated depreciation in the first half allocated to cost of goods and/or services totaled R$44,019 (June 30, 2005 – R$42,908), to sales expenses R$1,118 (June 30, 2005 – R$1,197) and to general and administrative expenses R$8,254 (June 30, 2005 – R$8,764).

The net roll-forward of property, plant and equipment in the quarter may be summarized as below:

Consolidated

Balance on March 31, 2006	401,613
Additions	9,503
Residual value written-off	(24)
Depreciation	(26,696)

Balance on June 30, 2006	384,396

On June 30, 2006, the subsidiary had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the amount of R$3,905 (March 31, 2006 – R$3,587).

12 Suppliers (consolidated)

	Consolidated

	06.30.06	03.31.06

Material and service suppliers	86,694	90,475
Interconnection and amounts to transfer - SMP	31,358	29,342

	118,052	119,817

(a) Material and service suppliers

On June 30 and on March 31, 2006, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil works related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

13 Loans and Financing

On June 30 and on March 31, 2006, the principal amount of loans and financing was as below:

	Consolidated

	06.30.06	03.31.06

Unsecured Senior Notes – The outstanding balance is
adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable semiannually. Principal
is repayable in January 2009.	86,572	86,896

Unibanco/NIB – The outstanding balance is adjusted by the
U.S. dollar exchange fluctuation, plus annual interest of 5.25%
above Libor. Interest is payable semiannually. Principal is
payable semiannually, as from April 2006, with final maturity in
October 2010.	38,957	43,448

Votorantim – The outstanding balance is adjusted by the
U.S. dollar exchange fluctuation, plus annual interest of 7.46%.
Interest is payable semiannually. Principal is repayable in
January 2007.	37,605	37,746

Itaú – BBA – Assumption of Debt – The outstanding
balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 5.48%. Principal will be payable in a
single installment in July 2006.	22,725	22,810

Unibanco/NORDEA – The outstanding balance is adjusted
by the U.S. dollar exchange fluctuation, plus annual interest of
5.25% above Libor. Interest is payable semiannually. Principal is payable semiannually, as from October 2006, with final
maturity in April 2010.	19,239	21,724

Safra - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.5%. Principal and interest will be payable in a single installment in October 2006.
	12,228	12,273

Safra - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 9%. Principal and interest will be payable in a single installment in October 2006.
	2,843	-

Unibanco - The outstanding balance is adjusted by the U.S.
dollar exchange fluctuation, plus annual interest of 1%. Principal and interest will be payable in a single installment in April 2008.
	6,084	-

Other loans and financings	90	113

	226,343	225,010
Less: short-term installments	(88,958)	(86,437)

Long-term installments	137,385	138,573

The subsidiary’s interest on loans and financings in the amounts of R$6,436 and R$6,254 on June 30 and on March 31, 2006, respectively, are shown in the account “Provisions” under current liabilities.

The Unsecured Senior Notes funding program and the loans and financing agreements with Unibanco include restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, amongst others.

Should such covenants not be complied with, the installments of the Unsecured Senior Notes and the long-term loans and financing obtained from those institutions may be anticipated. On June 30 and on March 31, 2006, the Company and subsidiary had complied with all the restrictive covenants.

The financing contract from Unibanco/NIB is guaranteed by a Company’s surety, by promissory note and by collateral of subsidiary’s equipment at residual amount of R$23,224 on June 30, 2006 (March 31, 2006 – R$24,762). The loans and financing agreements with

Unibanco/NORDEA and Itaú BBA are secured by Company’s surety and promissory notes. The loans and financing agreements with Safra, Votorantim and Santander are secured by promissory notes.

14 Provision for Contingencies

	Consolidated

	06.30.06	03.31.06

Tax contingencies	84,244	85,190
Civil and labor contingencies	4,787	4,925
Court deposits	(82,024)	(80,814)

	7,007	9,301

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription, value-added services and activation – The subsidiary’s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, its assessment on monthly subscriptions and activation is illegal, since these are not deemed as telecommunications services. The subsidiary was granted an injunction that suspended the taxation on monthly subscriptions, starting to accrual and deposit in court the amounts involved. The provision recorded on June 30, 2006 was R$8,253 (2005 – R$8,276) and the corresponding court deposits amounted to R$7,948 (March 31, 2006 – R$6,924).

In the first quarter of 2005, an accounting reversal of a portion of this provision was held, in the amount of R$8,470, derived from the successful resolution (final and unappealable) of its proceeding in one of the States, of which R$6,730 are shown under General and Administrative Expenses in the financial statement (consolidated) and R$1,740 under deductions from gross revenues in the financial statement (consolidated). Thenceforth, the subsidiary has not been collecting ICMS from subscriptions and additional services, in this State. However, in the second quarter of 2005, the State lodged a request for clarification, aiming at the restatement of the final court decision and, as consequence, the annulment of the final decision not subject to appeal with a new term for appeal. The request for clarification was not granted due to its inappositeness, being, once again, acceptable its final and unappealable decision. Against this decision the State lodged new request for clarification which is currently pending resolution. According the subsidiary’s legal counselors, chances to reverse decision are extremely unlikely.

ii. Telecommunications Inspection Fee (FISTEL) – The subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Company, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI). The provision recorded on June 30, 2006 was R$73,802 (March 31, 2006 - R$73,673), with corresponding court deposits in the same amount.

iii. Other tax contingencies – The subsidiary is party to other tax proceedings for which a provision of R$2,189 on June 30, 2006 (March 31, 2006 – R$3,241) was constituted. The corresponding court deposits totaled R$274 on June 30, 2006 (March 31, 2006 – R$217).

Management, based on the opinion of its legal advisors, understands that the recorded provision is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

The subsidiary is party to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by subscribers and labor contingencies to proceedings filed by subsidiary’s former employees. Based on the opinion of its legal advisors, management understands that the provision recorded of R$4,787 (March 31, 2006 – R$4,925) is sufficient to cover losses that might result from these proceedings.

(c) Income Tax and Social Contribution

In October 2005, the subsidiary received assessment notices from the Federal Revenue Office in the amount of approximately R$68,500. These assessment notices inquire mainly the deductibility of certain expenses in income tax and social contribution calculation basis.

The subsidiary challenged the assessment notices, in light of the existence of documentation which supports the deductibility of the disallowed expenses. According to management and its legal counselors, there are probable chances of success against these assessment notices. Accordingly, a provision for contingency has not been made.

(d) Universalization Fund of Telecommunications Services - FUST

Based on Article 6 of Law 9,998/2000, which instituted FUST, the subsidiary does not include in the calculation basis of the contribution the revenues obtained from telecommunications services providers as interconnection remuneration and for the use of its network resources.

On December 15, 2005, the Board of ANATEL approved Precedent #7 which determines the inclusion of these revenues in the calculation basis of FUST, with retroactive application to January 2001.

According to the subsidiary’s management and its legal advisors, Precedent #7 of ANATEL contravenes the provisions of Law 9,998/2000, as well as several constitutional provisions. In January 2006, the mobile telephony carriers petitioned for a Writ of Mandamus with the purpose of protecting their legitimate rights to continue to pay FUST without any increase in the calculation basis not prescribed by the law.

The injunction pleaded was denied by the lower court judge since she understood the issue to be a complex matter. The Petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision given on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of ANATEL, up to the merit judgment.

According to the subsidiary’s management and its legal advisors, there are probable chances of success in this proceeding. Accordingly, a provision for contingency has not been made.

(e) Possible and remote tax contingencies not provisioned

The subsidiary has tax claims involving risks of loss classified by management and its legal advisors as possible or remote, amounting to R$13,050 and R$107,043 on June 30 and on March 31, 2006, respectively, for which a provision for contingencies has not been recorded.

15 Shareholders’ Equity

(a) Paid-in capital stock

On June 30 and on March 31, 2006, paid-in capital stock was R$84,851 corresponding to 335,084,155 thousand shares, 124,623,842 thousand common shares and 210,460,313 thousand preferred, all nominative, with no par value. The authorized capital is of 700,000,000 thousand shares.

On December 19, 2002, pursuant to new edition of Article 17 of Law #6,404/76, in compliance with amendments introduced by Law #10,303/01, the General Shareholders Meeting approved changes in the rules for the payment of the Company’s preferred shares dividends, which are not entitled to vote but are assured priority in capital reimbursement, without premium, and to receive non-cumulative minimum dividends, according to the criteria below, alternatively, being payable the highest one:

I - 6% p.a. on the amount resulting from the division of the subscribed capital by the total number of shares; or

II - right to receive the mandatory minimum dividend, according to the following criteria:

a) priority to receive minimum and non-cumulative dividends corresponding to 3% of the net equity value of the share; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

Preferred shares will be entitled to vote should the Company, for the period of 3 (three) consecutives years, fails to pay the minimum dividends they are entitled to.

(b) Dividends

In 2005, the Company reassessed the minimum dividends calculation relating to the 2004 fiscal year, once net loss adjusted by the carry out of “Reserves for unrealized profits”, resulted in net income in the amount of R$3,266. Accordingly, pursuant to Article 203 of Law 6,404/76, the Company recorded in 2005 the minimum dividends relating to the 2004 fiscal year, payable to holders of preferred shares, in the amount of R$3,266 (R$0.0155 per thousand shares). To this amount was added, as from 2005 year-end until the actual payment date, the SELIC rate accumulated variation of the period. The ratification of this dividends distribution was carried out at the General Shareholders’ Meeting held on April 27, 2006, and payment started as from April 8, 2006.

16 Insurance Coverage

On June 30 and on March 31, 2006, the subsidiary had insurance coverage against fire and sundry risks for inventories, leased assets, and property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved.

On June 30 and on March 31, 2006, the amounts at risk insured were approximately the following:

Inventories	13,900
Leased assets and property, plant and equipment	592,800
Loss of profits	392,300

1,003,000

Also, the subsidiary has insurance for general civil liability and for national transportation.

17 Remuneration based on the stock option plan (consolidated)

On October 5, 2000, the Board of Directors approved two long-term incentive plans, described as below:

Plan A – This plan covered key executives who were granted preferred or common shares. The bonuses would be earned and shares would be issued only to the extent that the Company and the subsidiary achieve their performance goals determined by their Board of Directors during a five-year performance period. On June 30, 2006, all the options granted were expired due to the termination of the executive officers included in this plan.

Plan B – This plan covers the Company and subsidiary’s key-executives and other employees. Options granted in such plan refer to the Company’s preferred shares, exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year. Up to June 30, 2006, 119,393 share options were granted under this plan. The exercise price of the options granted is R$1.44 (one real and forty-four cents) per thousand Company’s preferred shares. Such price is restated by the General Market Price Index (IGP-M) up to the option exercise date. On June 30, 2006, the exercisable call options balance totaled 119,393 options. No options were exercised up to June 30, 2006.

The Board of Directors of the Company and of its subsidiary, at meetings held on December 29 and 30, 2003, respectively, approved changes to Plan B, introducing new grants.

The plan continues to cover the Company and subsidiary’s key-executives (who can also participate in Plan A) and the new stock options granted remain related to the preferred shares. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a 20% discount. The right to exercise the option is of 40% as from January 2004, of 70% as from January 2005, and of 100% as from January 2006. These options may be exercised until January 2008. Up to June 30, 2006, 363,954 options have been granted under this plan. The exercise price of the options is R$0.49 (forty-nine cents) per thousand Company’s preferred shares. This price is restated by the IGP-M up to the option exercise date. The estimated dilution percentage is 0.10% for the Company over the five-year period of the approved plan.

On June 30, 2006, the balance of exercisable call options totaled 363,954 options. No options were exercised up to June 30, 2006.

18 Financial Instruments (consolidated)

The subsidiary participates in transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks and these instruments are not used for speculative purposes. Management of the risks is carried out by defining strategies and determining exposure limits.

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, the subsidiary carries out hedge transactions, through currency and interest rate swap contracts.

On June 30, 2006, the restated amount of swap contracts amounts to R$212,983, of which R$190,251 for exchange protection and R$22,732 related to interest rate swaps (March 31, 2006 – R$204,396). The contracts mature between July 2006 and January 2009.

Gains and losses in operations derive from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. In the first half of 2006, accumulated net losses on swap operations amounted to R$31,163 (June 30, 2005, – R$30,807).

On June 30, 2006, the net amount payable relating the swap contracts amounted to R$71,151 (March 31, 2006 – R$69,840), of which R$15,698 (March 31, 2006 – R$12,607) are recorded in long-term liabilities and R$55,453 (March 31, 2006 – R$57,233) in current liabilities.

On June 30, 2006, the Company and its subsidiary had loans and financing in the amount of R$226,343 (March 31, 2006 - R$225,010) denominated in foreign currency, of which 84% (March 31, 2006 – 80%) were protected by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable derives from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its subscribers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The subsidiary maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On June 30, 2006, the allowance for doubtful accounts amounted to R$41,050 (March 31, 2006 – R$39,199) - Note 6.

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company and its subsidiary’s operations.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The account balances of financial investments on June 30 and on March 31, 2006 are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of hedge operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

			Consolidated

		06.30.06		03.31.06

	Book	Market	Book	Market
	value	value	value	value

Financial investments	35,125	35,125	47,215	47,215
Accounts payable – hedge operations	71,151	69,282	69,840	73,058
Loans and financing	226,343	237,346	225,010	240,665

The hedge operations are recognized in the income statement on a monthly basis, considering the yield curve (Note 18 “a”). The difference between the value of the instrument by the yield curve and its fair market value represents the unrealized gain (loss).

19 Special Purpose Entities (SPE)

The Company, together with its subsidiary Amazônia Celular S.A., and affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A, invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive) in Brazil, managed by Banco Itaú S.A., which, in turn, invests in quotas of other exclusive Financial Investment Funds.

The main information on Investment Fund in Quotas of Investment Funds - FIC (exclusive), are summarized as below:

	Parent Company			Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Total Assets	501,189	702,810	501,189	702,810
Liabilities	16	8	16	8
Shareholder’s Equity	501,173	702,802	501,173	702,802
Share at end of period (%)	0.31%	-	5.47%	6.69%
Share amount	1,538	-	27,421	47,029

	06.30.06	06.30.05	06.30.06	06.30.05

FIC result in the quarter	51,537	74,708	51,537	78,708
Share in FIC result	29	78	3,511	5,255

20 New York Stock Exchange Notice (“NYSE”)

On August 1st, 2005, the Company was officially notified by the New York Stock Exchange (“NYSE”) for non-compliance with the new standards required to remain listed in that stock exchange, which establishes shareholders’ equity not lower than US$75 million (in compliance with the North-American accounting principles – “US GAAP”) and market value equal or superior to US$75 million for a 30-day trading period. On October 28, 2005, as required by NYSE, the Company submitted to the Listing and Inspection Committee of that stock exchange a plan explaining how it intends, in up to 18 months as from the date of receipt of the official notice, to comply with the continuous listing standards. In the beginning of 2006, the plan submitted by the Company was accepted by the aforementioned committee.

21 Other Information

(a) Proceeding referring to the General Law of Telecommunications

Considering the current Brazilian mobile telephony regulation, in June 2005, the Company and its subsidiary filed a lawsuit against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., which, under previous management’s understanding are part of the controlling group (through indirect interest) of both the subsidiary and its competitor TNL PCS S.A. ("Oi"). The lawsuit aims at preventing PREVI/Banco do Brasil from exercising their voting rights in the Company and in the subsidiary until the matter concerning the cross shareholding is resolved.

(b) Other legal proceedings

On March 4, 2005, Highlake International Business Company Ltd and Futuretel S.A., entities at that time managed by the Opportunity group and directly and indirectly controlled by the Opportunity Fund, CVC/Opportunity Equity Partners LP (currently named Citigroup Venture Capital International Brazil LP) and Investidores Institucionais FIA,

announced the beginning of a public offering process for the sale of more than 50% of the voting capital of Tele Norte Celular Participações S.A.. However, immediately after the announcement, International Equity Investments Inc., sole quotaholder of the CVC/Opportunity Equity Partners L.P. investments fund, removed Opportunity from its management, replacing it with Citigroup Venture Capital International Brazil L.L.C.. Subsequently, International Equity Investments, Inc. obtained an injunction to temporarily suspend Tele Norte Celular Participações S.A.’s public offering process. Since then, various lawsuits have been filed, in Brazil and abroad, involving regulatory and corporate issues that may affect the control of the Company. There is currently no perspective of resolution of the litigation.

22 Subsequent Events

(a) ANATEL Resolution #438

On July 13, 2006, ANATEL issued Resolution #438, which approved the Regulation on Remuneration for Network Usage of Personal Mobile Service – SMP Providers, and revoked Resolution #319 of September 27, 2002.

Among other amendments, Resolution #438 establishes new rules for concession, onlending, and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and establishes the end of Bill & Keep.

The Company is estimating the impact of these changes in its operations.

* * *

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/06	4 – 03/31/06
1	Total Assets	675,123	693,481
1.01	Current Assets	185,348	189,154
1.01.01	Cash and Cash Equivalents	35,778	48,407
1.01.02	Credits	119,216	109,867
1.01.02.01	Accounts Receivable, net	96,154	90,668
1.01.02.02	Taxes Recoverable	13,675	10,002
1.01.02.03	Deferred Income Tax and Social Contribution	0	0
1.01.02.04	PIS and COFINS Recoverable – Law 9,718/98	9,387	9,197
1.01.03	Inventories	16,509	13,530
1.01.04	Others	13,845	17,350
1.02	Long-Term Receivables	105,302	102,637
1.02.01	Sundry Credits	101,141	98,748
1.02.01.01	Deferred Income Tax and Social Contribution	79,775	77,526
1.02.01.02	ICMS Recoverable – Property, Plant and Equipment	7,480	7,727
1.02.01.03	Legal Deposits	12,498	12,134
1.02.01.04	PIS and COFINS Recoverable – Law 9,718/98	1,388	1,361
1.02.02	Credits with Related Parties	184	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	184	0
1.02.03	Others	3,977	3,889
1.03	Permanent Assets	384,473	401,690
1.03.01	Investments	77	77
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	77	77
1.03.02	Property, Plant and Equipment	384,396	401,613
1.03.03	Deferred charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/06	4 – 03/31/06
2	Total Liabilities	675,123	693,481
2.01	Current Liabilities	286,146	293,252
2.01.01	Loans and Financing	88,958	86,437
2.01.02	Debentures	0	0
2.01.03	Suppliers	118,052	119,817
2.01.04	Taxes, Charges and Contributions	4,961	6,301
2.01.05	Dividends Payable	832	3,989
2.01.06	Provisions	12,492	14,568
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	60,851	62,140
2.01.08.01	Accounts payable – Hedge Operations	55,453	57,233
2.01.08.02	Others	5,398	4,907
2.02	Long-Term Liabilities	176,309	175,696
2.02.01	Loans and Financing	137,385	138,573
2.02.02	Debentures	0	0
2.02.03	Provisions	7,007	9,301
2.02.04	Debts with Related Parties	2,489	2,001
2.02.05	Other	29,428	25,821
2.02.05.01	Accounts Payable – Hedge Operations	15,698	12,607
2.02.05.02	Pension Plan	1,677	1,677
2.02.05.03	Other Long-Term Liabilities	2,521	2,418
2.02.05.04	License to Use Payable	9,532	9,119
2.03	Deferred Income	0	0
2.04	Minority Interest	50,587	53,439
2.05	Shareholder’s Equity	162,081	171,094
2.05.01	Paid-in Capital	84,851	84,851
2.05.02	Capital Reserve	49,540	49,540
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	26,924	26,924
2.05.04.01	Legal	7,500	7,500
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	11,856	11,856
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	7,568	7,568
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	766	9,779

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	154,674	295,333	156,304	309,065
3.02	Gross Revenue Deductions	(55,957)	(98,725)	(44,694)	(90,286)
3.03	Net Revenue from Sales and/or Services	98,717	196,608	111,610	218,779
3.04	Cost of Goods and/or Services Sold	(63,881)	(124,319)	(65,631)	(129,776)
3.05	Gross Profit	34,836	72,289	45,979	89,003
3.06	Operating Expenses/Revenues	(53,814)	(108,185)	(47,515)	(95,778)
3.06.01	Selling	(31,527)	(63,504)	(29,528)	(62,442)
3.06.02	General and Administrative	(11,346)	(25,854)	(22,230)	(29,034)
3.06.03	Financial	(10,941)	(18,827)	4,243	(4,302)
3.06.03.01	Financial Income	2,741	6,664	4,072	8,364
3.06.03.02	Financial Expenses	(13,682)	(25,491)	171	(12,666)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating Profit	(18,978)	(35,896)	(1,536)	(6,775)
3.08	Non-Operating Income	10	(81)	50	44
3.08.01	Revenues	10	35	22	113
3.08.02	Expenses	0	(116)	28	(69)
3.09	Income Before Taxes/Profit Sharing	(18,968)	(35,977)	(1,486)	(6,731)
3.10	Provision for Income Tax and Social Contribution	3,596	(145)	(5,772)	(5,627)
3.11	Deferred Income Tax	3,507	13,837	7,098	9,641
3.12	Profit Sharing / Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.12.02.01	Items that do not transit on parent company’s results	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	2,852	5,219	(19)	544
3.15	Net Income/Loss for the Period	(9,013)	(17,066)	(179)	(2,173)

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
	NO. SHARES, EX-TREASURY (in thousands)	335,084,155	335,084,155	335,084,155	335,084,155
	EARNINGS PER SHARE
	LOSS PER SHARE	(0.00003)	(0.00005)	0.00000	(0.00001)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Scope

This performance report comprises the figures of Tele Norte Celular Participações S.A., relating to the period from 04/01/06 to 06/30/06 and comparative to previous quarters and to the same quarter of the previous year.

Statement of Income

The comments on economic and financial performance are based on the model statement of income shown below:

	2005				2006			Var. % (2Q06 /1Q06)
	2Q	3Q	4Q	YTD	1Q	2Q	YTD
Service Revenues - GROSS Equipment Revenues - GROSS	140,635 15,670	136,657 13,353	131,476 14,809	545,895 59,466	124,515 16,144	133,766 20,908	258,281 37,052	7.4% 29.5%
Total Revenues - GROSS Taxes	156,305 (44,695)	150,010 (42,127)	146,285 (40,922)	605,361 (173,337)	140,659 (42,768)	154,674 (55,957)	295,333 (98,725)	10.0% 30.8%
Service Revenues - NET Equipment Revenues - NET	100,350 11,260	98,284 9,599	94,897 10,466	390,008 42,017	86,664 11,227	83,966 14,751	170,630 25,978	-3.1% 31.4%
Total Revenues - NET	111,610	107,883	105,363	432,025	97,891	98,717	196,608	0.8%
Cost of Services Cost of Equipment Selling & Marketing Expenses Bad Debt Expense G&A Expenses Other op. expenses (income)	28,289 15,085 24,524 3,784 11,560 4,307	23,712 14,217 23,948 2,434 9,977 (61)	30,540 12,801 24,744 2,360 10,867 (11,393)	111,578 56,085 100,176 13,313 41,782 (15,556)	25,332 13,163 28,259 3,127 9,112 -	25,705 16,100 26,585 4,415 8,599 (2,626)	51,037 29,263 54,844 7,542 17,711 (2,626)	1.5% 22.3% -5.9% 41.2% -5.6% -
EBITDA %	24,061 24,0%	33,656 34,2%	35,444 37,3%	124,647 32,0%	18,898 21,8%	19,939 23,7%	38,837 22,8%	5.5% 1.9 p.p.
Depreciation & Amortization Interest Expense Interest Income Foreign Exchange Loss (Gain) Others Income Taxes Minority Interests	28,416 35,967 (4,072) (36,138) 1,374 (1,326) 19	28,574 27,075 (4,521) (15,171) 1,453 (2,996) (46)	28,735 6,238 (4,941) 13,339 (3,158) 35,548 (835)	112,738 81,055 (17,826) (36,908) 842 28,538 (1,425)	27,930 29,786 (3,922) (17,978) 91 (6,589) (2,367)	27,976 14,615 (2,741) (933) (10) (7,103) (2,852)	55,906 44,401 (6,663) (18,911) 81 (13,692) (5,219)	0.2% -50.9% -30.1% -94.8% -111.0% 7.8% 20.5%
Net Income	(179)	(712)	(39,482)	(42,367)	(8,053)	(9,013)	(17,066)	11.9%

Operation Analysis:

Net additions of 17,452 subscribers in 2Q06

During the second quarter of 2006, the Company’s total base reached 1,250,567 subscribers, up 1.4% compared to the previous quarter. Net additions amounted to 17,452 in the quarter.

In 2Q06, prepaid net additions amounted to 21,001, bringing the total prepaid base to 1,002,224 or 80% of the total base. The postpaid base decreased by 3,549 subscribers, ending the quarter with 248,343 subscribers or 20% of the total base.

Churn rate

The consolidated annualized churn rate increased in the quarter, reaching 44%, due to higher churn rates in the prepaid segment. Postpaid churn rate was 25% in 2Q06, in line with the previous three quarters. Even in a highly competitive scenario, the annualized postpaid churn rate was kept under control, below the 25% limit .

Prepaid churn rate went up to 49% compared to 46% recorded in the previous quarter, down 4.7 p.p. compared to 2Q05 rates.

Operating Revenues

Net service revenues totaled R$84.0 million in 2Q06, down R$2.7 million or 3.1% when compared to the previous quarter. This decrease was mainly driven by lower revenues from roaming customers in the Amazônia Celular area and to increased promotional minutes offered in the quarter.

Data revenues in the period represented 8.6% of net services revenues in 2Q06, higher 1.7 p.p. and 4.5 p.p., respectively, than the previous quarter and 2Q05 levels.

Net equipment revenues for the quarter totaled R$14.8 million in the 2Q06, up 31.4% compared to the 1Q06 due to higher amount of handsets sold and higher prices charged to the market.

As a result, total net revenues were R$98.7 million for the quarter, a 0.8% increase when compared to the previous quarter.

In 2Q06, handset subsidies for new client acquisition reached R$1.3 million or R$151.0 per gross addition, lower than the R$1.9 million or R$136.0 per gross addition recorded in the previous quarter.

Operating costs and expenses

Cost of services for the second quarter of 2006 summed up to R$25.7 million, in line with the R$25.3 million recorded in 1Q06.

Selling and marketing expenses reached R$26.6 million in 2Q06, 5.9% lower that the amount recorded in the previous quarter. This reduction results from lower marketing expenses, dealers’ commissions and personnel expenses. Selling and marketing expenses reached 31.7% of net service revenues in 2Q06, maintaining the same percentage of net revenues recorded in the previous quarter.

Customer acquisition cost for the second quarter of 2006 decreased to R$122 against R$149 recorded in 1Q06, mainly driven by lower expenses with subsidy and acquisition promotional discounts. Even in a highly competitive scenario, the Company has been reducing its client acquisition expenses for four consecutive quarters, without presenting reduction in its portfolio nor in sales share. Retention costs reached 19.8% of net service revenues in the quarter, up 1.5 p.p. from the 18.3% recorded in the previous quarter.

The changes between acquisition and retention costs are attributed to a more aggressive high-value client retention policy and to the launch of “Me Liga” and “Pra Falar Fácil” campaigns.

General and administrative expenses represented 10.2% of net service revenues in 2Q06 compared to 10.5% in the previous quarter.

Other operating revenues totaling R$2.6 million refer to reversal of provision for contingencies related to a tax deficiency notice, which dispute is now over.

Bad debt as a percentage of net service revenues posted a 5.3% increase when compared to the 3.6% recorded in the previous quarter. When calculated against total net revenues, bad debt reached 4.5% during 2Q06, compared to 3.2% recorded in 1Q06. This raise is related to the credit profile of clients acquired during Christmas campaigns and in the first quarter of the year.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) per user for the 2Q06 totaled 211, a 3.4% growth compared to the 204 minutes recorded in the previous quarter. Despite the increased MOU, the postpaid average revenue per user (ARPU) reached R$72.8 in the quarter, down R$1.9, or 2.5%, compared to R$74.7 recorded in 1Q06. The decrease in incoming traffic from long-distance and fixed operators and higher volumes of free minutes are among the main reasons for this reduction. Postpaid ARPU continued in line with the amounts recorded in 2Q05.

In the first quarter of 2006, prepaid MOU reached 31, up 11% compared to the 28 minutes recorded in the previous quarter. Prepaid average revenue per user (ARPU) was R$9.1 in 2Q06, compared to R$8.7 in 1Q06, as a result of higher volumes of terminated traffic, boosted by the launch of “Me Liga” card and the increase of value-added service revenues. Prepaid ARPU presented a 5% decrease compared to the amounts noted in 2Q05. The decrease is a result of a higher penetration on classes D and E.

As a result, blended ARPU in 2Q06 dropped R$0.4, or 1.8%, amounting to R$21.9, vs. R$22.3 presented in the previous quarter.

Estimated market share at 24.3% in the quarter

Market share was estimated at 24.3% remaining stable when compared to the previous quarter. Gross sales share in 2Q06 was estimated at 26.2%, up 0.2 p.p. when compared to the previous quarter.

Amazônia Celular presented in the last two quarters sales share above 25% and also higher than the four quarters of 2005, even with the decreased acquisition cost and stiffer competition in the areas it operates.

EBITDA margin of 23.7% on net service revenues

EBITDA and EBITDA margin (excluding handsets revenues) for the second quarter of 2006 were R$19.9 million and 23.7%, respectively, vs. R$18.9 million and 21.8% achieved in the previous quarter.

Depreciation and amortization

In 2Q06, depreciation and amortization expenses reached R$28.0 million, in line with 1Q06.

Net financial expense of R$10.6 million

	R$ million
	1Q06	2Q06
Financial Expense (a)	(29.8)	(14.6)
Financial Income (b)	3.9	2.7
Foreign Exchange Gain (Loss) (c)	18.0	1.0

Net Interest Income (Expense)	(7.9)	(10.9)

Note: a) Financial expense: includes expenses related to debt, losses on hedging operations (if any), and taxes on income; b) financial income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects the foreign exchange depreciation/appreciation in the principal and in the interest on debt denominated in foreign currency.

BREAKDOWN

	R$ million
	1Q06	2Q06
Income (expense) related to debt denominated in foreign currency	13.0	(4.2)
Loss on hedging operations	(23.5)	(7.6)

Financial expense (debt related)	(10.5)	(11.8)
Financial expense (not related to debt)*	(0.2)	(0.3)

Sub-total	(10.7)	(12.1)

Interest – financial investments	2.9	1.2
Net Financial Expense	(7.9)	(10.8)

* Net financial expenses not related to debt are primarily CPMF and IOF

Net loss of R$9.0 million in the quarter

Net income for 2Q06 was negative at R$9.0 million.

Total debt of R$226.3 million

At the end of the quarter, total debt was R$226.3 million, 100% of which denominated in U.S. Dollars. Considering the total denominated in U.S. dollars, 84% was hedged.

Net debt of R$261.6 million

As of March 31, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents (R$35.8 million) but was impacted by accounts payable from hedging operations (R$71.1 million), resulting in a net debt of R$261.6 million.

Debt payment schedule

Year	R$ million
2006	44.6
2007	51.1
2008	19.6
2009	100.0
2010	11.0

Note: On 06/30/06, the Company’s total debt was denominated in foreign currency.

Investments totaled R$9.5 million

During the second quarter 2006, Amazônia Celular carried out investments in property, plant and equipment in the amount of R$9.5 million. In the table below, the breakdown of these investments is summarized:

CAPEX breakdown

CAPEX (R$ millions)	2Q05	3Q05	4Q05	1Q06	2Q06
Network	17.2	5.8	33.0	7.5	7.2
IS/IT	0.2	1.0	4.3	0.8	1.0
Others	(0.1)	0.2	0.4	0.1	1.3
T O T A L	17.3	7.0	37.7	8.4	9.5

Free cash flow

Free cash flow for the quarter was negative at R$16.8 million compared to a positive free cash flow of R$12.7 million recorded in the previous quarter. This difference is associated to higher disbursement to settle hedge operations coupled with lower working capital variation.

Solid financial ratios

Ratios	2Q05	3Q05	4Q05	1Q06	2Q06
Net Debt/EBITDA (1)	2.69	2.37	1.78	2.20	2.42
Net Debt/Total Assets	33%	32%	31%	36%	39%
Interest coverage ratio (1)	4.4	4.7	6.1	4.9	5.2
Current liquidity ratio	1.1	1.0	0.8	0.6	0.6

(1) Last twelve months

_____________________________________________________________________
These comments on the performance contain forward-looking statements. Such statements are not statements of historical fact, and reflect only the expectations of management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations may be different from the current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA

	2005				2006			Var. % (2Q06/1Q06)
	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	2nd Quarter	YTD
Population (Concession) - million	16.7	16.7	16.7	16.7	16.7	17.6	17.6	5.9%
Customers Postpaid Prepaid	1,244,071 285,909 958,162	1,207,103 270,832 936,271	1,223,041 257,155 965,886	1,223,041 257,155 965,886	1,233,115 251,892 981,223	1,250,567 248,343 1,002,224	1,250,567 248,343 1,002,224	1.4% -1.4% 2.1%
Incoming MOU Postpaid Prepaid Outgoing MOU Postpaid Prepaid	85 23 111 7	85 21 110 8	92 22 117 8	81 22 112 8	90 20 114 8	82 22 129 9	86 21 122 8	-9.1% 6.7% 12.6% 22.5%
Total Outgoing Traffic (million min.) Total Incoming Traffic (million min.)	118.7 140.9	113.2 130.3	114.6 133.5	470.0 532.5	109.0 128.2	124.1 126.3	233.2 254.5	13.8% -1.5%
Average Service Rev. per Subscriber (R$)	24.4	23.5	24.5	24.1	22.3	21.9	22.1	-1.8%
Postpaid Prepaid	73.1 9.6	72.9 9.0	77.3 9.7	72.4 9.6	74.7 8.7	72.8 9.1	73.8 8.9	-2.6% 4.9%
Service Revenue (R$ million) Monthly Subscription Outgoing Traffic Interconnection Others	21,510 39,235 34,001 5,605	20,789 41,589 29,984 5,922	19,837 39,115 28,947 6,999	83,985 156,941 124,685 24,397	18,921 35,482 27,689 4,572	19,631 34,554 27,416 2,365	38,552 70,036 55,105 6,937	3.8% -2.6% -1.0% -48.3% -3.1%
TOTAL	100,350	98,284	94,897	390,008	86,664	83,966	170,630
Data Revenue (% on net serv. rev.)	4.1%	4.3%	4.9%	4.4%	6.9%	8.6%	7.8%	1.7 p.p.
Services Cost (R$ million) Means of connection Interconnection Rentals and network maintenance FISTEL, other charges and contrib. Others	11,196 3,654 5,848 3,958 3,634	6,537 3,300 6,129 4,109 3,637	9,130 5,378 6,840 5,522 3,669	35,881 16,712 24,922 19,274 14,789	8,897 2,830 6,102 5,434 2,069	10,057 3,300 4,814 5,583 1,952	18,954 6,129 10,916 11,016 4,021	13.0% 16.6% -21.1% 2.7% -43.6%
TOTAL	28,289	23,712	30,540	111,578	25,332	25,705	51,037	-17.1%
Annualized Churn Rate Postpaid Prepaid	49,5% 37,6% 53,2%	49,6% 25,2% 56,8%	46,7% 25,4% 52,7%	48,1% 32,8% 52,8%	41,7% 25,0% 46,1%	43,8% 25,2% 48,5%	42,8% 25,1% 47,3%	2.1 p.p. 0.2 p.p. 2.4 p.p
Acquisition Cost (R$) Retention Cost (% on net serv. rev.) CAPEX (R$ million)	188 14,1% 17,3	186 14,1% 7,0	114 13,4% 37,7	158 13,5% 65,2	149 18,3% 8,4	122 19,8% 9,5	136 19,1% 17,9	-18.2% 0.4 p.p 12.6%
Number of Served Localities Number of Radio Base Stations (ERB) Number of CCCs	210 723 12	210 723 12	210 723 13	210 723 13	211 723 13	213 725 13	213 723 13	0.9% 0.3% 0.0%
Number of employees Total Estimated Market Share	882 29%	864 27%	891 26%	891 26%	886 24%	863 23%	863 23%	-2.6% -1.0 p.p.

STATEMENT OF CASH FLOW (Brazilian GAAP)

	2Q06	YTD

Operating Activities:
Net income of the period	(9,013)	(17,066)
Adjustments to reconcile net income to net cash provided by
operating cash activities
Depreciation and amortization	27,976	55,906
Monetary and foreign exchange variation (principal)	(836)	(18,516)
Unrealized result on hedging operations	(4,500)	27,739
Deferred income tax and social contribution	(3,507)	(13,837)
Minority interest	(2,852)	(5,219)
Others	(6)	450
Changes in operating assets and liabilities	(18,410)	(34,783)

Net cash provided by (used) in operating activities	(2,148)	(5,326)

Investing Activities:
Proceeds from sale of property, plant and equipment	10	35
Capital expenditures	(9,503)	(17,945)

Net cash used in investing activities	(9,493)	(17,910)

Financing Activities:
Proceeds from loans and financing	8,829	8,829
Amortization of loans and financing	(6,660)	(12,308)
Payment of dividends and interest on capital	(3,157)	(3,159)

Net cash used in financing activities	(988)	(6,638)

Net decrease in cash and cash equivalents	(12,629)	(29,874)

Cash and cash equivalents, beginning of the period	48,407	65,652

Cash and cash equivalents, end of the period	35,778	35,778

GLOSSARY OF KEY INDICATORS

I) Average Subscribers

a) Average subscribers – monthly

Sum of subscribers at the beginning and the end of the month
2

b) Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

    EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
        * Does not include profit sharing.

17.01 – INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Tele Norte Celular Participações S.A.
Brasília - DF

1. We have performed a special review of the quarterly information of Tele Norte Celular Participações S.A. and subsidiary (Company and Consolidated), for the quarter ended June 30, 2006, prepared under the responsibility of the Company’s management, in accordance with Brazilian accounting practices and consisting of the balance sheets, the related statement of income and the performance report.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review we are not aware of any material modification that should be made to the quarterly information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commissions (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. The balance sheets (Company and Consolidated) as of March 31, 2006 and the respective statements of income for the quarter then ended were reviewed by other independent public accountants that issued an unqualified special review report dated May 11, 2006. The statements of income (Company and Consolidated) for the semester ended June 30, 2005 were reviewed by other independent public accountants that issued an unqualified special review report dated July 29, 2005.

5. The accompanying quarterly information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, August 4, 2006.

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPACOES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	32
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	33
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	34
07	01	CONSOLIDATED STATEMENT OF INCOME	35
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	37/48
17	01	INDEPENDENT ACCOUNTANTS’ REVIEW REPORT	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations